09040441

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
APR 2 2009

SEC FILE NUMBER
8- 35791

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/08 (MM/DD/YY) AND ENDING 01/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthStone Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5000 Horizons Drive
(No. and Street)

Columbus (City) Ohio (State) 43220 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Sheffield (614) 267-2600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Sheffield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthStone Equities, Inc., as of January 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JULIE ANN MERCER
Notary Public, State of Ohio
My Commission Expires 07-31-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTHSTONE EQUITIES, INC.
formerly known as
PPC EQUITIES, INC.

JANUARY 31, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDERS
WEALTHSTONE EQUITIES, INC.
formerly known as PPC EQUITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of WealthStone Equities, Inc., formerly known as PPC Equities, Inc. (the Company), as of January 31, 2009, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WealthStone Equities, Inc. as of January 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

March 24, 2009
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2009

ASSETS		
CASH AND CASH EQUIVALENTS	$	32,987
COMMISSIONS RECEIVABLE		2,500
INCOME TAX RECEIVABLE		5,512
MARKETABLE SECURITIES OWNED – AT FAIR VALUE		43,640
DEFERRED TAX ASSET		2,866
	$	87,505
LIABILITY		
ACCOUNTS PAYABLE	$	16,030
SHAREHOLDERS' EQUITY		
COMMON STOCK No par value 750 shares authorized 200 shares issued and outstanding		500
ADDITIONAL PAID-IN CAPITAL		27,000
RETAINED EARNINGS		43,975
		71,475
	$	87,505

The accompanying notes are an integral part of these statements.

STATEMENT OF OPERATIONS

YEAR ENDED JANUARY 31, 2009

REVENUE		
Commissions - Insurance		$ 8,221
Commissions - Securities		78,209
Commissions - Syndication fees		130,000
Interest income		708
Unrealized loss in marketable securities		(48,900)
		168,238
EXPENSES		
Administrative fees		286,600
Professional fees		17,280
Dealer in intangibles tax		1,786
		305,666
LOSS BEFORE INCOME TAXES		(137,428)
CREDIT FOR INCOME TAXES		
Current	$ (7,395)	
Deferred	(12,847)	(20,242)
NET LOSS		$ (117,186)

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED JANUARY 31, 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS
BALANCE – FEBRUARY 1, 2008	$ 500	$ 27,000	$ 161,161
NET LOSS			(117,186)
BALANCE – JANUARY 31, 2009	$ 500	$ 27,000	$ 43,975

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JANUARY 31, 2009

CASH FLOW USED IN OPERATING ACTIVITIES	
Net loss	$ (117,186)
Adjustment to reconcile net loss to net cash used in operating activities	
Deferred income taxes	(12,847)
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	1,272
Income tax receivable	(5,512)
Marketable securities owned	48,900
Accounts payable	11,880
Income tax payable	(1,883)
Net cash used in operating activities	(75,376)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(75,376)
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	108,363
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 32,987

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

WealthStone Equities, Inc. (the Company) is an affiliate of WealthStone, Inc. (WSI) and was incorporated in the State of Ohio.

The Company is registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is registered to do business in the State of Ohio, seven other states, and the District of Columbia. The Company engages in private placements, which are not marketable securities and the sale of annuities and life insurance.

The Company changed its name from PPC Equities, Inc. to WealthStone Equities, Inc. in January 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents. Included in cash and cash equivalents at January 31, 2009, are cash and money market funds.

The Company maintains cash balances in financial institutions that, at times, exceed amounts covered by insurance provided by the Federal Deposit Insurance Corporation (FDIC). The Company believes that there is no significant risk with respect to these deposits.

Receivables and Credit Policies

Receivables are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on receivables with invoice dates over 30 days old.

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not believed to be collectible. In the opinion of management, at January 31, 2009, all receivables were considered collectible and no allowance was necessary.

Commissions

Commission income, commission expense, and related clearing expenses are recorded on a settlement date basis as transactions occur, which approximates trade date.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company files a consolidated tax return as a subsidiary of WSI; however, it is the Company's practice to record its income tax provision as if it were filing on a stand alone basis. An amount equal to the Company's income tax provision (credit) is paid to or received from WSI. During the year ended January 31, 2009, the Company recorded an income tax receivable in the amount of $5,512 from WSI related to the utilization of the Company's taxable loss in WSI's consolidated tax return.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48) – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. In accordance with FASB FSP FIN 48-3, the Company has elected to defer the adoption of FIN 48 until 2009. The Company presently recognizes tax assets and liabilities when the related tax position is taken on the tax return. At adoption of FIN 48, the financial statements must be adjusted to reflect only those tax positions that are more likely than not of being sustained. Management of the Company is currently evaluating the impact that FIN 48 will have on the Company's financial statements.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities for which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTES TO THE FINANCIAL STATEMENTS

3. ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company adopted FASB Statement of Financial Accounting Standards No. 157, Fair *Value Measurement,* (FAS 157) effective January 1, 2008. FAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements.

The various inputs that may be used to determine the fair value of the Company's assets are summarized in three broad levels:

Level 1	Quoted prices in active markets for identical securities
Level 2	Other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)
Level 3	Significant unobservable inputs (including the Company's own assumptions used to determine value)

Assets measured at fair value comprise the following at January 31, 2009:

Description	Level 1	Level 2	Level 3
Marketable securities owned	$ 43,640	$ -	$ -

The Company did not hold any Level 3 assets during the year.

Investments in marketable securities consisted of the following:

	Amortized Cost	Gross Unrealized Gain	Fair Value
Common stock	$ 26,000	$ 17,640	$ 43,640

4. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At January 31, 2009, the Company had net capital of $51,079, which was $46,079 in excess of its required net capital of $5,000.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At January 31, 2009, the ratio was 0.31 to 1.

NOTES TO THE FINANCIAL STATEMENTS

5. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) and (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

6. COMMON STOCK

The Company has issued Class A and Class B common stock, each with no par value. There are 375 shares authorized for each class and 100 shares of each class are outstanding. Class A shares, which are owned by an individual, have voting rights, but no dividend and liquidation rights. Class B shares, which are owned by WSI, have no voting rights, but do have all dividend and liquidation rights.

7. RELATED PARTY TRANSACTIONS

The Company has an agreement with WSI whereby all management, office rent, and utilities are provided by WSI. As such, the Company has no employees but utilizes the resources of WSI. Administrative fees of $286,600 were paid to WSI for the year ended January 31, 2009. At times, the Company advances cash to WSI. As of January 31, 2009, the only outstanding receivable was for income taxes due from WSI. As of January 31, 2009, there was an administrative fee payable to WSI in the amount of $7,300.

8. INCOME TAXES

The significant temporary difference that gives rise to the deferred tax asset is the use of the accrual basis of accounting for financial reporting while using cash basis accounting for income tax reporting.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JANUARY 31, 2009

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2009

NET CAPITAL	
Total shareholders' equity	$ 71,475
Less: Non-allowable assets	
Income tax receivable	5,512
Deferred tax asset	2,866
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	63,097
Haircut on securities – 2% of money market accounts	(562)
Haircut on securities – 15% of marketable securities	(6,546)
Haircut on undue concentration – 11.25% of undue concentration	(4,910)
NET CAPITAL	$ 51,079
COMPUTATION OF AGGREGATE INDEBTEDNESS – TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION	$ 16,030
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS	$ 1,069
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL REQUIREMENT	$ 5,000
EXCESS NET CAPITAL	$ 46,079
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.31 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of January 31, 2009, filed with the Securities and Exchange Commission and the amount included in the above computation is not required as there are no audit adjustments that effect net capital.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JANUARY 31, 2009

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen
Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
440.835.8500
440.835.1093 *fax*

www.cohenfund.com

SHAREHOLDERS
WEALTHSTONE EQUITIES, INC.
formerly known as PPC EQUITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

In planning and performing our audit of the financial statements and supplemental schedules of WealthStone Equities, Inc. (the Company) as of and for the year ended January 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at January 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholders, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

March 24, 2009
Westlake, Ohio